

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

KENT RODRIGUEZ
310 FOURTH AVE SO STE 7000
MINNEAPOLIS, MN 55415

Job:C20140314-1599
March 18, 2014

Special Handling Instructions:
ADESG REG MAIL 03/18/14 NEH

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amended Designation	20140188786-65	3/14/2014 11:10:25 AM	1	$175.00	$175.00
Total					$175.00

Payments

Type	Description	Amount
Credit	168737I14031815921212	$175.00
Total		$175.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s): 1

KENT RODRIGUEZ
310 FOURTH AVE SO STE 7000
MINNEAPOLIS, MN 55415

150301

150301



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20140188786-65**
	Filing Date and Time **03/14/2014 11:10 AM**
	Entity Number **C7726-1999**

Amendment to Certificate of Designation After Issuance of Class or Series
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT　　　　　ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Avalon Oil & Gas, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series B Preferred Stock, par value $0.10 per share.

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

A new Subsection (B) is added to Article 3. Dividends, as follows:

"(B) The rate of Dividends set forth in Article 3, section (A) above shall increase from eight percent (8%) to nine percent (9%) per annum beginning April 1, 2014. In addition, beginning on April 1, 2014, the Dividend Payment Date, as defined in Article 3, Section (A) above, will be April 15 of each year, or if not a business day, on the next succeeding business day."

5. Effective date of filing: (optional) _____ April 1, 2014

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X　*[signature]*

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS Amend Designation - After
Revised: 3-6-09